Exhibit 99.3
Neovasc Inc.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2020, 2019 and 2018

(Expressed in U.S. dollars)

Report of independent registered public accounting firm
Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4
T +1 604 687 2711
F +1 604 685 6569
To the Board of Directors and Shareholders of Neovasc Inc.
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Neovasc Inc. (the “Company”) as of December 31, 2020, December 31, 2019 and December 31, 2018, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, December 31, 2019 and December 31, 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Material uncertainty related to going concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a comprehensive loss of $30.2 million during the year ended December 31, 2020. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern as at December 31, 2020. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of the derivative financial instruments
As described in Note 16 to the consolidated financial statements, as at December 31, 2020, the Company’s fair value of the 2019 Convertible Notes was $6.2 million, and fair value of the 2020 Convertible Notes and warrants and derivative warrant liabilities was $1.5 million. The fair values of these financial instruments (together, the “financial instruments”) were determined using the Cox-Ross Rubinstein binomial tree model. The fair value of the financial instruments is based on significant management assumptions, including the stock price, the conversion price, credit spread, risk-free rate, volatility, probability of change of control or special sale, probability of prepayment of the principal amount of the convertible notes, probability and expected date of a fundamental transaction (as defined in the agreement), and restrictions related to the derivative warrant liability from financing.
The principal considerations for our determination that the valuation of the financial instruments is a critical audit matter are:
(i)
the significant judgment required by management when developing the model used to value the financial instruments; and

(ii)
the high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions (as noted above).

Our audit procedures related to the fair value of the financial instruments included utilizing a valuation specialist to:
•
test the process used by management for developing the model used to value the financial instruments;

•
evaluate the appropriateness of the model;

•
test the completeness, accuracy, and relevance of underlying data used in the model; and

•
evaluate the reasonableness of significant assumptions used by management (as noted above).

Evaluating the reasonableness of these significant assumptions involved considering:
•
the terms of the relevant agreements;

•
the historical performance of the Company;

•
the Company’s credit rating;

•
comparability of key market-related assumptions, such the risk-free rate, used in the model to external market and third-party data, and

•
consistency with evidence obtained in other areas of the audit.

We have served as the Company’s auditor since 2002.
Vancouver, Canada March 10, 2021	Chartered Professional Accountants

NEOVASC INC.
Consolidated Statements of Financial Position
As at December 31,
(Expressed in U.S. dollars)
	Notes	2020	2019	2018
ASSETS
Current assets
Cash and cash equivalents	6	$12,935,860	$5,292,833	$9,242,809
Accounts receivable	7	987,057	715,696	647,143
Finance lease receivable	8	95,849	86,764	—
Inventory	9	839,472	618,650	318,135
Research and development supplies	9	167,378	671,845	1,274,653
Prepaid expenses and other assets	10	705,471	630,042	591,236
Total current assets		15,731,087	8,015,830	12,073,976
Non-current assets
Restricted cash	11	470,460	462,874	439,736
Right-of-use asset	12	830,551	720,473	—
Finance lease receivable	8	42,841	138,690	—
Property and equipment	13	803,280	767,973	813,628
Total non-current assets		2,147,132	2,090,010	1,253,364
Total assets		$17,878,219	$10,105,840	$13,327,340
LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$7,243,500	$7,794,456	$4,610,560
Lease liabilities	15	342,910	436,352	—
2017 Convertible notes	16	—	5,400,189	1,423,224
2019 Convertible notes	16	38,633	1,090,561	—
2020 Convertible notes	16	37,525	—	—
Total current liabilities		7,662,568	14,721,558	6,033,784
Non-Current Liabilities
Accounts payable and accrued liabilities	14	—	1,186,601	2,241,979
Lease liabilities	15	596,881	468,527	—
2017 Convertible notes	16	—	—	13,194,112
2017 Derivative warrant liability	16	—	—	190,303
2019 Convertible notes	16	6,156,724	8,174,919	—
2020 Convertible notes and warrants and derivative warrant liabilities	16	1,484,529	—	—
Total non-current liabilities		8,238,134	9,830,047	15,626,394
Total liabilities		$15,900,702	$24,551,605	$21,660,178
Equity
Share capital	18	$369,775,383	$328,460,681	$304,460,533
Contributed surplus	18	35,045,056	29,766,225	26,260,806
Accumulated other comprehensive loss		(7,615,717)	(6,140,507)	(7,653,028)
Deficit		(395,227,205)	(366,532,164)	(331,401,149)
Total equity		1,977,517	(14,445,765)	(8,332,838)
Total liabilities and equity		$17,878,219	$10,105,840	$13,327,340
Going Concern and Uncertainty (see Note 1(b) and 5(d))
Contingent Liabilities and Provisions (see Note 24)
Subsequent Events (see Note 26)
See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31,
(Expressed in U.S. dollars)
	Notes	2020	2019	2018
REVENUE	18	$1,957,362	$2,092,032	$1,749,133
COST OF GOODS SOLD		446,239	458,436	366,258
GROSS PROFIT		1,511,123	1,633,596	1,382,875
EXPENSES
Selling expenses	21	2,196,803	1,645,985	1,353,165
General and administrative expenses	21	14,081,153	10,013,732	16,438,936
Product development and clinical trials expenses	21	20,401,595	20,020,959	16,001,464
TOTAL EXPENSES		36,679,551	31,680,676	33,793,565
OPERATING LOSS		(35,168,428)	(30,047,080)	(32,410,690)
OTHER (EXPENSE)/ INCOME
Interest and other income		1,394,035	184,912	183,065
Interest and prepayment penalty expense		(1,035,957)	(133,082)	—
Impairment on right-of-use asset		—	(104,544)	—
Gain on sale of asset		—	—	238,907
Loss on foreign exchange		(256,585)	(74,209)	(175,054)
Unrealized gain/(loss) on warrants, derivative liability warrants and convertible notes	16	8,528,255	(3,235,591)	(814,827)
Realized gain/(loss) on exercise or conversion of warrants, derivative liability warrants and convertible notes	16	814,083	(1,692,628)	(28,003,594)
Amortization of deferred loss	16	(3,494,501)	—	(46,894,189)
TOTAL OTHER (EXPENSE)/ INCOME		5,949,330	(5,055,142)	(75,465,692)
LOSS BEFORE TAX		(29,219,098)	(35,102,222)	(107,876,382)
Tax recovery/(expense)		524,057	(28,793)	(107,093)
LOSS FOR THE YEAR		$(28,695,041)	$(35,131,015)	$(107,983,475)
OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR
Fair market value changes in convertible notes due to changes in own credit risk		(1,475,210)	1,512,521	(1,009,592)
		(1,475,210)	1,512,521	(1,009,592)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR		$(30,170,251)	$(33,618,494)	$(108,993,067)
LOSS PER SHARE
Basic and diluted loss per share	22	$(1.72)	$(5.40)	$(76.26)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.
Consolidated Statements of Changes in Equity
(Expressed in U.S. dollars)
	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity
Balance at January 1, 2018		$171,803,816	$23,056,846	$(6,643,436)	$(223,417,674)	$(35,200,448)
Issue of share capital on exercise of options	18(a)	88,917	(88,917)	—	—	—
Issue of share capital on exercise of 2017 Warrants	18(a)	113,985,426	—	—	—	113,985,426
Issue of share capital on conversion of 2017 Notes	18(a)	18,582,374	—	—	—	18,582,374
Share-based payments	21	—	3,292,877	—	—	3,292,877
Transactions with owners during the year		132,656,717	3,203,960	—	—	135,860,677
Loss for the year		—	—	—	(107,983,475)	(107,983,475)
Other comprehensive loss for the year		—	—	(1,009,592)	—	(1,009,592)
Balance at December 31, 2018		$304,460,533	$26,260,806	$(7,653,028)	$(331,401,149)	$(8,332,838)
Issue of share capital on public offering	18(a)	7,802,417	—	—	—	7,802,417
(net of share issuance costs)
Issue of share capital on private placement	18(a)	1,664,662	—	—	—	1,664,662
(net of share issuance costs)
Issue of share capital on exercise of 2017 Warrants	18(a)	1,437,131	—	—	—	1,437,131
Issue of share capital on conversion of 2017 Notes	18(a)	13,095,938	—	—	—	13,095,938
Issue of broker warrants	18(a)	—	315,611	—	—	315,611
Share-based payments	21	—	3,189,808	—	—	3,189,808
Transactions with owners during the year		24,000,148	3,505,419	—	—	27,505,567
Loss for the year		—	—	—	(35,131,015)	(35,131,015)
Other comprehensive loss for the year		—	—	1,512,521	—	1,512,521
Balance at December 31, 2019		$328,460,681	$29,766,225	$(6,140,507)	$(366,532,164)	$(14,445,765)
Issue of share capital on public offering
(net of share issuance costs)	18(a)	31,765,981	—	—	—	31,765,981
Issue of share capital on conversion of notes	18(a)	1,293,093	—	—	—	1,293,093
Issue of broker warrants and compensation warrants	18(a)	(584,167)	584,167	—	—	—
Issue of share capital on exchange of warrants	18(a)	8,687,479	—	—	—	8,687,479
Issue of share capital on exercise of options	18(a)	378	(174)	—	—	204
Issue of share capital on vesting of restricted share units	18(a)	151,938	(151,938)			—
Share-based payments	21	—	4,846,776	—	—	4,846,776
Transactions with owners during the year		41,314,702	5,278,831	—	—	46,593,533
Loss for the year		—	—	—	(28,695,041)	(28,695,041)
Other comprehensive loss for the year		—	—	(1,475,210)	—	(1,475,210)
Balance at December 31, 2020		$369,775,383	$35,045,056	$(7,615,717)	$(395,227,205)	$1,977,517

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.
Consolidated Statements of Cash Flows
For the years ended December 31,
(Expressed in U.S. dollars)
	Notes	2020	2019	2018
OPERATING ACTIVITIES
Loss for the year		$(28,695,041)	$(35,131,015)	$(107,983,475)
Adjustments for:
Depreciation	21	768,101	641,621	384,126
Share-based payments	21	4,905,812	3,189,808	3,292,877
Impairment of right-of-use asset		—	75,407	—
Gain on sale of assets		—	—	(238,907)
Loss on disposal of assets		11,966	—	51,106
Accrued employee termination expenses		—	—	373,171
Accretion on collaboration, license and settlement agreement provision		157,994	298,849	4,129,758
Unrealized (gain)/loss on warrants, derivative liability warrants and convertible notes	16	(8,528,255)	3,235,591	814,827
Realized loss on exercise or conversion of warrants, derivative Liability warrants and convertible notes	16	(814,083)	1,692,628	28,003,594
Amortization of deferred loss		3,494,501	—	46,894,189
Non-cash legal costs from financing activity		1,565,224	—	—
Write-down accounts receivable		—	64,600	489,449
Income tax (recovery)/expense		(524,057)	28,793	107,093
Interest income and expenses		(358,078)	(56,000)	(183,065)
		(28,015,916)	(25,959,718)	(23,865,257)
Net change in non-cash working capital items:
Accounts receivable		(271,361)	(133,153)	198,331
Inventory		(220,822)	(359,908)	139,814
Research and development supplies		504,467	662,201	(59,393)
Prepaid expenses and other assets		(75,429)	(167,336)	282,091
Accounts payable and accrued liabilities		(704,587)	3,979,669	504,655
Payment of amounts due on collaboration, license and settlement agreements		(1,250,000)	(2,150,000)	—
		(2,017,732)	1,831,473	1,065,498
Income tax and Interest paid and received:
Income tax (paid)/recovered		524,057	(28,793)	183,065
Interest (paid)/received		67,735	184,912	(178,054)
		591,792	156,119	5,011
Net cash applied to operating activities		(29,441,856)	(23,972,126)	(22,794,748)
INVESTING ACTIVITIES
(Increase)/decrease in restricted cash		(7,586)	(23,138)	38,524
Purchase of property and equipment	13	(341,767)	(243,501)	(190,382)
Proceeds from sale of assets		—	—	865,610
Net cash (applied to)/from investing activities		(349,353)	(266,639)	713,752
FINANCING ACTIVITIES
Proceeds from public offering net of share issuance costs	18(a)	35,397,547	8,118,030	—
Proceeds from private placement	16(d)	5,000,000	11,483,496	—
Proceeds from exercise of warrants	16(e)	4,973,035	1,200,400	13,816,648
Proceeds from government assistance	25	1,328,338	—	—
Proceeds from exercise of options	18(a)	204	—	—
Repayment of 2017 convertible note	16(b)	(2,897,000)	—	—
Repayment of 2019 convertible note	18(e)	(4,877,225)	—	—
Interest payment on 2019 convertible note		(940,451)	—	—
Payment of lease obligation		(550,212)	(513,137)	—
Net cash from financing activities		37,434,236	20,288,789	13,816,648
NET CHANGE IN CASH AND CASH EQUIVALENTS		7,643,027	(3,949,976)	(8,264,348)
CASH AND CASH EQUIVALENTS
Beginning of the year		5,292,833	9,242,809	17,507,157
End of the year	6	$12,935,860	$5,292,833	$9,242,809

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
1. INCORPORATION AND GOING CONCERN
(a)
Business description

Neovasc Inc. (“Neovasc” or the “Company”) is a company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.
The consolidated financial statements of the Company as at December 31, 2020 and for the years ended December 31, 2020, 2019 and 2018 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company’s shares are listed on the Toronto Stock Exchange (TSX: NVCN) and the Nasdaq Capital Market (NASDAQ: NVCN).
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc ReducerTM (“Reducer”), for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and the TiaraTM (“Tiara”), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe.
(b)
Going concern and uncertainty

As at December 31, 2020, the Company had approximately $12.9 million in cash and cash equivalents being sufficient cash on hand to sustain operations until May 2021 at the current burn rate. In addition, COVID-19 has impacted the Company’s ability to generate revenue, enroll patients in clinical studies, complete certain Tiara development milestones on our expected schedule, and raise capital (the Company can give no assurance that it will be able to obtain the additional funds needed in the future, on terms agreeable to the Company, or at all). These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.
These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company’s ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.
Subsequent to the year end, on February 12, 2021 the Company announced the closing of a registered direct offering (the “February 2021 Financing”) for aggregate gross proceeds of $72 million (see Note 26). The proceeds from the February 2021 Financing could be sufficient to extent the operations of the Company for up to three years at the current burn rate. However, given the FDA’s recent adverse panel decision and not approvable letter for the Reducer, it is likely that the Company will initiate programs that will require additional significant expenditures and that the cash needs of the Company will likely shorten the time the proceeds will meet the requirements of the Company.
The going concern risk existed at December 31, 2020 but has been substantially mitigated by the proceeds from the February 2021 Financing. The Company will re-evaluate the going concern risk at each reporting period and will remove the going concern and uncertainty note when the Company can depend on the profitable commercialization of its products or is confident of obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
1. INCORPORATION AND GOING CONCERN (Continued)
(c)
Share consolidation (reverse stock split)

On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding common shares in the capital of the Company (“Common Shares”) on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. All references in these consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidations. The number of 2017 Warrants (as defined below) and aggregate principal amount of 2017 Notes, 2019 Notes and 2020 Notes (as defined below) were not affected by the consolidations, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the 2017 Notes will be adjusted proportionally to each share consolidation ratio.
(d)
Nasdaq listing

On August 22, 2019, the Company received written notification (the “Market Value Notification Letter”) from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until February 17, 2020, to regain compliance. The Company did not regain compliance by February 17, 2020. On February 19, 2020, the Company received notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff had determined to delist the Company’s common shares from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel. On February 26, 2020, the Company requested such a hearing and the date of the hearing was set by the Nasdaq for April 2, 2020. On April 30, 2020, the Panel granted the Company’s request for an extension through August 17, 2020 to evidence compliance with the $35 million minimum market value of listed securities requirement for continued listing on the Nasdaq. On June 25, 2020, the Nasdaq Notice confirmed that the Company has regained compliance with Listing Rule 5550(a)(2) pursuant to Listing Rule 5810 as the Company’s market value exceeded $35 million for 10 consecutive business days between May 29, 2020 through June 11, 2020.
On December 10, 2020, the Company received written notification (the “Market Value Notification Letter”) from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until June 8, 2021, to regain compliance.
On December 14, 2020 the Company received written notification (the “Bid Price Notification Letter”) from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until June 14, 2021, to regain compliance.
On February 9, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq. (see Note 26).
On February 25, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it has regained compliance with the minimum market value requirement under Nasdaq Listing Rule 5550(b)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq. (see Note 26).

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
1. INCORPORATION AND GOING CONCERN (Continued)
(e)
Impacts of COVID-19 pandemic

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on the Company’s business is highly uncertain and difficult to predict, as the response to the pandemic is in its early stages and information is rapidly evolving. Furthermore, capital markets and economies worldwide have also been negatively impacted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global economic recession. Such economic disruption could have a material adverse effect on our business.
The severity of the impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company’s customers, all of which are uncertain and cannot be predicted. As at December 31, 2020, the Company has seen a marked impact on Reducer revenues due to restrictions on elective procedures which included Reducer implants. Furthermore, the Company’s recruitment to clinical trials and studies continues to be on temporary hold due to the pandemic restrictions and the Company’s ability to complete certain Tiara development milestones on our expected schedule has been impacted.
The Company’s future results of operations and liquidity could be adversely impacted by a decrease in Reducer sales, delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and uncertain demand, and the impact of any initiatives or programs that the Company may undertake to address financial and operational challenges faced by its customers. As of the date of issuance of these consolidated financial statements, the extent to which the COVID-19 pandemic may materially impact the Company’s financial condition, liquidity, or results of operations is uncertain.
2. BASIS OF PREPARATION
(a)
Statement of compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
(b)
Basis of measurement

The Company’s consolidated financial statements have been prepared on the historical cost basis except as explained in the accounting policies set out in Note 3.
(c)
Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd., B-Balloon Ltd. (which is in the process of being voluntarily liquidated), Neovasc GmbH, and Neovasc Management Inc. All intercompany balances and transactions have been eliminated upon consolidation.
(d)
Presentation of financial statements

The Company has elected to present the ‘Statement of Comprehensive Income’ in a single statement.
(e)
Use of estimates and management judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results may differ from those estimates.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
2. BASIS OF PREPARATION (Continued)
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.
Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, and volatility and forfeiture rates for share-based payments.
Inventories
The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. Reducer research and development supplies are expensed as the supplies are used.
Allowance for doubtful accounts receivable
The Company has established and applied a provision matrix to the trade accounts receivables balances in order to calculate an allowance for doubtful accounts on adoption of IFRS 9. Actual collectability of customer balances can vary from the Company’s estimation.
Impairment of long-lived assets
In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.
Useful lives of depreciable assets
The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.
Share-based payments
The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, risk free interest rate, volatility and forfeiture rates and making assumptions about them.
Determination of functional currency
The Company determines its functional currency as the United States dollar based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash.
Deferred tax assets
Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
2. BASIS OF PREPARATION (Continued)
Contingent Liabilities
Contingent liabilities are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the year in which the change in probability occurs.
Determination of discount rate to measure lease liabilities
The Company enters into leases with third-party landlords and as a consequence the rate implicit in the relevant lease is not readily determinable. Therefore, the Company uses its incremental borrowing rate as the discount rate for determining its lease liabilities at the lease commencement date. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over similar terms which requires estimations when no observable rates are available.
Accounting for financing and determination of fair value of derivative liabilities
The determination of the accounting treatment for the financing transactions, most notably for those completed in November 2017, May 2019 and May 2020 is an area of significant management judgment. In particular, this involved the determination of whether the warrants issued and the conversion feature associated with the convertible note should be classified as equity or as derivative liabilities. The difference between the transaction amount and the fair value of the instruments issued in connection with the financing gives rise to a loss which has been deferred as the fair values were not determined using only observable market inputs. The manner in which the deferred loss will be recognized within income involves management judgment.
The warrants and convertible notes will be measured at fair value through profit and loss at each year end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2020 are disclosed in Note 16.
3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.
(a)
Foreign currency translation

The presentation currency of the consolidated financial statements is the United States dollar. Where functional currency is different than presentation currency, all revenues, expenses and cash flows for each year are translated into the presentation currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities are translated using the exchange rate at the end of the year and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.
Foreign currency denominated non-monetary assets and liabilities are translated at the historical rates of exchange in effect on the date the asset was acquired or liability incurred. Foreign currency denominated revenues and expenses are translated at the rate of exchange on the date on which such transactions occur. Foreign currency gains or losses arising on the settlement of foreign-currency denominated monetary assets and liabilities are recognized in profit or loss in the year in which they arise.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
3. SIGNIFICANT ACCOUNTING POLICIES (Continued)
(b)
Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are de-recognized when the obligation specified in the contract is discharged, cancelled or expired.
Financial assets
The Company classifies its cash and cash equivalents, restricted cash, and accounts receivable at amortized cost. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method.
Financial liabilities
The Company classifies its accounts payable and accrued liabilities as other financial liabilities. These financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.
The Company classifies its convertible notes as a financial liability at fair value through profit and loss. The entire instrument is recognized initially at fair value with any subsequent changes in fair value recognized as an unrealized gain or loss in the statement of loss and comprehensive loss. All related transaction costs are expensed as incurred.
Derivative instruments, including derivative instruments embedded in other contracts and instruments designated for hedging activities, are recognized as either asset or liabilities in the statement of financial position and measured at fair value. The Company has not used derivative instruments to hedge exposures to cash flow or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as an unrealized gain or loss in the statement of loss and comprehensive loss.
(c)
Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term, highly liquid investments that are readily convertible to known amounts of cash within 90 days of purchase.
(d)
Restricted cash

Restricted cash represents secured cash that cannot be accessed by the Company without prior authorization from parties not related to the Company. Restricted cash is disclosed separately as part of other non-current assets.
(e)
Inventory

Inventory is valued at the lower of cost and net realizable value for finished goods, work in progress and raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labor costs and an allocation of manufacturing overhead and applicable shipping and handling costs. In determining net realizable value, the Company considers factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
3. SIGNIFICANT ACCOUNTING POLICIES (Continued)
(f)
Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. As no finite useful life for land can be determined, related carrying amounts are not depreciated. Depreciation of property and equipment is recognized in profit or loss over the estimated useful lives using the following rates and methods:
Building	4% declining balance
Leasehold improvements	amortized over the life of the lease
Production & development equipment	30% declining balance
Computer hardware	30% declining balance
Computer software	100% declining balance
Office equipment	20% declining balance
Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss.
(g)
Impairment of assets

Financial instruments
The Company uses the expected credit loss (ECL) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, which is determined based on historical information, external indicators, and forward-looking information through use of a provision matrix.
For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets.
Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, if it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash-generating unit is estimated. As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. A cash-generating unit is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
3. SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)
Contingent Liabilities and Provisions

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.
(j)
Employee benefits

The Company provides short-term employee benefits and post-employment benefits to current employees. The short-term employee benefits include wages, salaries, social security contributions, paid annual leave, paid sick leave and medical care. Short-term employee benefits obligations are measured on an undiscounted basis and are expensed as the related service is provided.
The Company provides post-employment benefits through defined contribution plans, including contributions to the Canadian Pension Plan and individual Registered Retirement Savings Plans of qualified employees. Contributions to defined contribution pension plans are recognized as an employee benefit expense in the years during which services are rendered by employees.
(k)
Revenue recognition

Revenues from the Reducer are recognized at a point in time as follows:
Effective January 1, 2018, upon adoption of IFRS 15 Revenue from Contracts with Customers, the Company recognizes revenue for goods provided when the performance obligations have been completed, when control of the goods transfer to the customer, when the goods have been accepted by the customer and when collectability is reasonably assured.
The consideration for goods provided is measured at the fair value of the consideration received. The standalone selling prices are determined based on the agreed upon list prices at which the Company sells its services in separate transactions. Payment terms with customers vary by country and contract. Standard payment terms are 60 days from invoice date. The transaction price is documented on the contract or purchase order and agreed to by the customer.
The adoption of this new standard has had no significant impact on the Company’s consolidated financial statements.
Revenue recognition policy subsequent to January 1, 2018
The Company earned revenue from one source: the Reducer. Revenues from this source were recognized as follows:
Revenue from the sale of goods was recognized when the Company transferred to the buyer the significant risks and rewards of ownership of the goods, the Company retained neither continuing managerial involvement nor effective control over the goods sold, the amount of revenue was measured reliably, it was probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction was measured reliably.
Reducer
For the Reducer, this criteria was met upon time of shipment at shipping point.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
3. SIGNIFICANT ACCOUNTING POLICIES (Continued)
(l)
Research and development

The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the year incurred, unless they meet the criteria for capitalization. The criteria include that development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to profit or loss. Research and development costs are reduced by any scientific research and experimental development tax credits to which the Company is entitled.
(m)
Interest income and interest expense

Interest income comprises interest income from high interest savings accounts and guaranteed investment certificates. Interest income is recognized in profit or loss, using the effective interest method.
(n)
Operating lease

Prior to January 1, 2019, leases where the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases. Payments on operating leases are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred. See Note 3(t) IFRS 16 — Leases for discussion on treatment subsequent to January 1, 2019.
(o)
Income taxes

Tax expense represents current tax and deferred tax. Tax is recognized in profit or loss except to the extent it relates to items recognized in other comprehensive income or directly in equity. Current tax is based on the taxable profits for the year, and is calculated using tax rates that have been enacted or substantively enacted by the reporting date.
Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their respective carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither the accounting profit nor taxable profit. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred tax assets and liabilities are offset when the Company has a right and intention to offset tax assets and liabilities from the same taxation authority.
Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability settled.
(p)
Equity

Share capital represents the value of shares that have been issued. Any transaction costs associated with the issuing of shares are deducted from share capital.
From time to time the Company may issue units consisting of common shares and common share purchase warrants. The Company estimates the fair value of the common shares based on their market price on the date of the issuance of the units. The residual difference, if any, between the unit price and the fair value

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
3. SIGNIFICANT ACCOUNTING POLICIES (Continued)
of each common share represents the fair value attributable to each warrant. Any transaction costs associated with the issuance of units would be apportioned between the common shares and warrants based on their relative fair values.
Professional, consulting, regulatory fees and other costs that are directly attributable to financing transactions are deferred until such time as the transactions are completed. Share issue costs are charged to share capital when the related shares are issued. Costs relating to financing transactions that are abandoned are charged to profit and loss.
Contributed surplus includes the fair value of vested stock options and share units (see Note 3(q)).
Deficit includes all current and prior year losses.
(q)
Share-based payments

The Company has an equity-settled share-based stock option plan. The Company grants stock options to buy Common Shares of the Company to directors, officers, employees and consultants (see Note 18 (b)).
The fair value of the stock options awarded to employees, directors, officers and service providers is measured at grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s Common Shares, based on historic market price volatility, and an expected life of the options. The fair value of the options is recognized as an employee expense, with a corresponding increase in equity, over the year that the employees unconditionally become entitled to the options. The amount recognized as expense is adjusted to reflect the number of stock options expected to vest.
For stock options with non-vesting conditions, the grant date fair value of the options is recognized to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
The Company uses a fair value-based method of accounting for restricted share units (“RSUs”) which are assumed to settle on an equity basis. The Company grants restricted share units to the Company’s directors, officers, employees and consultants (see Note 18(c)).
The fair value of the RSUs awarded to employees, directors, officers and service providers is measured at market date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s Common Shares, based on historic market price volatility, and an expected life of the restricted share units. The cost is recorded over the vesting period of the award to the same expense category of the award’s recipients compensation costs and the corresponding entry is recorded in equity.
(r)
Loss per share

Loss per share is computed using the weighted average number of Common Shares outstanding during the year. Diluted loss per share is computed using the treasury stock method and weighted average number of Common Shares outstanding during the year for the effects of all potentially dilutive shares.
(s)
Operating segment

The Company operates its business in one segment. The Company reports information about revenues from customers for the Reducer, from geographical areas, and from major customers.
(t)
Government assistance and government grants

Government grants are recognized when there is a reasonable assurance that the grant will be received and that the Company will comply with all conditions related to the grant. A grant without specified future

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
3. SIGNIFICANT ACCOUNTING POLICIES (Continued)
performance conditions is recognized in income when the grant proceeds are receivable. A grant that imposes specified future performance conditions is recognized in income when those conditions are met. Government grants related to current expenses are recognized as income over the period necessary to match them with the related expenses, for which they are intended to compensate, on a systematic basis. Government grants related to specific projects are recognized as income over the period necessary to match them with the related project costs, for which they are intended to compensate, on a systematic basis. Government grants in the form of forgivable loans are treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. Government grants received before the income recognition criteria are satisfied are presented as a liability in the statement of financial position. Government refundable advances provided to the Company to finance research and development activities on a risk-sharing basis are considered part of the Company’s operating activities and are therefore presented as cash flows from operating activities in the statement of cash flows. (see Note 25)
(u)
Accounting standard issued and effective January 1, 2019

IFRS 16 — Leases
IFRS 16 ‘Leases’ replaces IAS 17 ‘Leases’ along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’). The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.
For contracts in place at the date of initial application, the Company has elected to apply the definition of a lease from IAS 17 and IFRIC 4 and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and
IFRIC 4.
The Company has elected to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being January 1, 2019.
At this date, the Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.
The Company performed an impairment review on the right-of-use assets at the date of initial application.
On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets, the Company has applied the optional exemptions to not recognize right-of-use assets but to account for the lease expense on a straight-line basis over the remaining lease term.
On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 10%.
The Company has benefited from the use of hindsight for determining the lease term when considering options to extend and terminate leases.
The following is a reconciliation of total operating lease commitments at December 31, 2018 to the lease liabilities recognized at January 1, 2019:

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
3. SIGNIFICANT ACCOUNTING POLICIES (Continued)
Total operating lease commitments disclosed at December 31, 2018	$1,431,188
Recognition exemptions:
Leases of low value assets	—
Leases with remaining lease term of less than 12 months	—
Variable lease payments not recognized	—
Operating lease liabilities before discounting	1,431,188
Discounted using incremental borrowing rate	(142,082)
Operating lease liabilities	1,289,106
Total lease liabilities recognized under IFRS 16 at January 1, 2019	$1,289,106
For any new contracts entered into on or after January 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:
a.
the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company.

b.
the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract.

c.
the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee
At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the statement of financial position.
The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.
The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
3. SIGNIFICANT ACCOUNTING POLICIES (Continued)
On the statement of financial position, right-of-use assets have been included under non-current assets and lease liabilities have been included under current and non-current liabilities.
4. MANAGING CAPITAL
The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and the convertible notes. There has been no change in the definition since the prior year.
The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the years ended December 31, 2020, 2019 and 2018, there were no changes in the Company’s capital management policy.
The capital of the Company is comprised of:
	2020	2019	2018
2017 Convertible Notes	$—	$5,400,189	$14,617,336
2017 Derivative warrant liability	—	—	190,303
2019 Convertible Notes	6,195,357	9,265,480	—
2020 Convertible notes and warrants and derivative warrant liabilities	1,522,054	—	—
Equity	1,977,517	(14,445,765)	(8,332,838)
Capital	$9,694,928	$(219,904)	$6,284,498
5. FINANCIAL RISK MANAGEMENT
(a)
Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:
Level 1   |
Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2   |
Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3   |
Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2020, 2019 and 2018. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
5. FINANCIAL RISK MANAGEMENT (Continued)
As at December 31, 2018:
	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$14,617,336	$14,617,336
Derivative warrant financial liability from financing	$—	$—	$190,303	$190,303
As at December 31, 2019:
	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$5,400,189	$5,400,189
2019 Convertible Notes	$—	$—	$9,265,480	$9,265,480
As at December 31, 2020:
	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$—	$—	$6,195,357	$6,195,357
2020 Convertible notes and warrants and derivative warrant liabilities	$—	$—	$1,522,054	$1,522,054
The carrying amounts of financial assets and financial liabilities in each category are as follows:
	Note	2020	2019	2018
Assets at amortized cost
Cash and cash equivalents	6	$12,935,860	$5,292,833	$9,242,809
Accounts receivable	7	987,057	715,696	647,143
Restricted cash	11	470,460	462,874	439,736
		$14,393,377	$6,471,403	$10,329,688
Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	14	$7,243,500	$7,794,456	$4,610,560
Accounts payable and accrued liabilities (non-current)	14	—	1,186,601	2,241,979
Financial liabilities at fair value through profit and loss
2017 Convertible Notes (current)	16(b)	$—	$5,400,189	$1,423,224
2017 Convertible Notes (non-current)	16(b)	—	—	13,194,112
2017 Derivative warrant liability (current)	16(b)	—	—	190,303
2019 Convertible Notes (current)	16(c)	38,633	1,090,561	—
2019 Convertible Notes (non-current)	16(c)	6,156,724	8,174,919	—
2020 Convertible Notes (current)	16(d)	37,525	—	—
2020 Convertible notes and warrants and derivative warrant liabilities (non-current)	16(d)	1,484,529	—	—
		$14,960,911	$23,646,726	$21,660,178
The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
5. FINANCIAL RISK MANAGEMENT (Continued)
(b)
Foreign exchange risk

A portion of the Company’s revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 45% of revenues for the year ended December 31, 2020, (years ended December 31, 2019 and 2018 : 30% and 23%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at December 31, 2020 by approximately $8,114 (as at December 31, 2019 and 2018: $6,288 and $6,000), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $102,662 and $108,703 respectively, as at December 31, 2020 (as at December 31, 2019 $80,654 and $176,569 and as at December 31, 2018 :$13,000 and $30,000). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $80,953 and $49,459, respectively, as at December 31, 2020 (as at December 31, 2019 $5,254 and $2,780 and as at December 31, 2018: $4,837 and $5,855). The Company does not hedge its foreign exchange risk.
(c)
Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, 2019 and 2020 Notes that have fixed interest terms.
(d)
Liquidity risk

As at December 31, 2020, the Company had $12,935,860 in cash and cash equivalents as compared to cash and cash equivalents of $5,292,833 at December 31, 2019. The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.
The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company expects that its cash on hand as at December 31, 2020 is sufficient to sustain operations until approximately May 2021 at the current burn rate. The Company may obtain additional debt or equity financing in future periods. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.
Subsequent to December 31, 2020, on February 12, 2021 the Company received aggregate gross proceeds of $72 million from the February 2021 Financing (see Note 26). The proceeds from the February 2021 Financing could be sufficient to extend the operations of the Company for up to three years at the current burn rate. However, it is likely that the Company will initiate programs that were on hold given cash constraints and that the cash needs of the Company will increase, shortening the time the proceeds will meet the requirements of the Company.
Trade payables were aged as follows as at December 31, 2020 and do not include accrued liabilities. All trades payables are current liabilities:
Total
Current	$1,612,254
31 – 60 days	869,498
Over 60 days	1,223,874
$3,705,626

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
5. FINANCIAL RISK MANAGEMENT (Continued)
The following is an analysis of the contractual maturities of the Company’s non-derivative accrued liabilities as at December 31, 2020:
Within One Year
Collaboration, license and settlement agreements (undiscounted)	$1,250,000
$1,250,000

(e)
Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.
The maximum exposure, if all the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2020 is $322,201 (as at December 31, 2019 and 2018: $597,505 and $637,421, respectively). As at December 31, 2020, the Company had $146,658 (as at December 31, 2019 and 2018: $148,815 and $311,642, respectively) of trade accounts receivable that were overdue according to the customers’ credit terms. During the year ended December 31, 2020, the Company wrote down $nil of accounts receivable owed by customers (years ended December 31, 2019 and 2018: $64,600 and $489,449, respectively).
The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $13,406,320 as at December 31, 2020 (as at December 31, 2019 and 2018: $5,755,707 and $9,682,545, respectively). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.
6. CASH AND CASH EQUIVALENTS
	December 31, 2020	December 31, 2019	December 31, 2018
Cash held in:
United States dollars	$11,631,843	$4,489,501	$8,173,582
Canadian dollars	809,429	525,371	483,730
Euros	494,588	277,961	585,497
	$12,935,860	$5,292,833	$9,242,809
7. ACCOUNTS RECEIVABLE
	December 31, 2020	December 31, 2019	December 31, 2018
Trade accounts receivable	$322,201	$597,505	$637,421
Other accounts receivable	116,905	118,191	9,722
Income tax receivable	547,951	—	—
	$987,057	$715,696	$647,143

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
7. ACCOUNTS RECEIVABLE (Continued)
All amounts are short-term. The aging analysis of trade receivables is as follows:
	December 31, 2020	December 31, 2019	December 31, 2018
Not past due	$195,545	$472,257	$361,469
Past due 0 – 30 days	—	14,139	18,614
30 – 60 days	35,114	20,000	—
60 – 90 days	11,543	—	54,428
90 – 120 days	—	—	—
Over 120 days	100,000	114,676	238,600
Loss allowance	(20,001)	(23,567)	(35,690)
	$322,201	$597,505	$637,421
All the Company’s trade and other receivables have been reviewed for impairment. During the year ended December 31, 2020, the Company wrote off $nil, respectively of accounts receivable (the years ended December 31, 2019 and 2018: $64,600, and $489,449).
8. FINANCE LEASE RECEIVABLE
The Company entered into a sublease agreement which has been recognized as a finance lease. Finance lease receivables are presented in the statement of financial position as follows:
	December 31, 2020	December 31, 2019	December 31, 2018
Current	$95,849	$86,764	$—
Non-current	42,841	138,690	—
	$138,690	$225,454	$—
The following is a detailed maturity analysis of the undiscounted finance lease receivables as at December 31, 2020:
Total
Less than 1 year	$105,404
1 – 2 years	43,918
Total undiscounted finance lease receivables	$149,322
9. INVENTORY AND RESEARCH AND DEVELOPMENT SUPPLIES
	December 31, 2020	December 31, 2019	December 31, 2018
Raw materials	$694,043	$500,263	$301,693
Work in progress	—	—	2,435
Finished goods	145,429	118,387	14,007
	$839,472	$618,650	$318,135
Research and development supplies	$167,378	$671,845	$1,274,653

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
9. INVENTORY AND RESEARCH AND DEVELOPMENT SUPPLIES (Continued)
During the years ended December 31, 2020, 2019 and 2018 the Company did not write down any inventory. During the year ended December 31, 2020, $446,239 of inventory was expensed in cost of goods sold (year ended December 31, 2019 and 2018: $458,436 and $366,258).
10. PREPAID EXPENSES AND OTHER ASSETS
	December 31, 2020	December 31, 2019	December 31, 2018
Prepaid insurance	367,969	269,262	190,849
Deposits on rental agreements	128,680	119,660	276,500
Retainers for professional services	23,000	23,000	5,593
Other prepaid expenses and other assets	185,822	218,120	118,294
	$705,471	$630,042	$591,236
11. RESTRICTED CASH
	December 31, 2020	December 31, 2019	December 31, 2018
Restricted cash	$470,460	$462,874	$439,736
Restricted cash represents $600,000 CAD security held by a Canadian Chartered Bank as a guarantee for the Company’s same day electronic processing facility and corporate credit card facility.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
12. RIGHT OF USE ASSET
Total
COST
Balance at January 1, 2019 on adoption of IFRS 16	$1,407,704
Impairment of right-of-use asset	(231,773)
Impairment reversal	156,366
Sublease	(274,965)
Balance as at December 31, 2019	$1,057,333
Addition and lease modification	478,281
Balance as at December 31, 2020	$1,535,614
ACCUMULATED DEPRECIATION
Balance at January 1, 2019 on adoption of IFRS 16	—
Depreciation for the year	336,860
Balance at December 31, 2019	$336,860
Depreciation for the year	368,203
Balance as at December 31, 2020	$705,063
NET BOOK VALUE
As at January 1, 2019,	$1,407,704
As at December 31, 2019	$720,473
As at December 31, 2020	$830,551

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
12. RIGHT OF USE ASSET (Continued)
The Company’s right-of-use asset relates to the lease of buildings.
The Company entered into an agreement for office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, purchase options or escalation clauses.
The Company entered into a sublease agreement for a portion of office space in September 2019. The term for the sublease agreement was 32 months commencing on October 7, 2019 (See Note 8).
The Company entered into an agreement for office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. In August 2019, the Company renewed the lease for an additional 36 months commencing June 1, 2020.
The Company entered into an agreement for office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016. In December 2018, the Company renewed the lease for another 24 months commencing on December 19, 2018. In October 2020, the Company renewed the lease for another 24 months commencing on December 19, 2020.
The Company entered into an agreement for office space in June 2018 in Richmond, Canada. The agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The term of the lease is 36 months commencing on August 1, 2018. The lease contains an option to renew for an additional 24 months. In June 2020, the Company renewed the lease for an additional 36 months commencing August 1, 2021.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
13. PROPERTY AND EQUIPMENT
	Land	Building	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance as at January 1, 2018	$249,493	$438,471	$169,938	$1,649,728	$543,922	$612,273	$316,085	$3,979,910
Additions during the year	—	—	—	149,583	—	40,799	—	190,382
Disposals during the year	(249,493)	(438,471)	—	(310,353)	—	—	—	(998,317)
Balance as at December 31, 2018	$—	$—	$169,938	$1,488,958	$543,922	$653,072	$316,085	$3,171,975
Additions during the year	—	—	—	203,169	—	40,332	—	243,501
Disposals during the year	—	—	—	—	—	—	—	—
Balance at December 31, 2019	$—	$—	$169,938	$1,692,127	$543,922	$693,404	$316,085	$3,415,476
Additions during the year	—	—	—	202,329	106,149	33,289	—	341,767
Disposals during the year	—	—	—	(88,285)	—	—	—	(88,285)
Balance as at December 31, 2020	$—	$—	$169,938	$1,806,171	$650,071	$726,693	$316,085	$3,668,958
ACCUMULATED DEPRECIATION
Balance at January 1, 2018	$—	$53,564	$66,416	$998,944	$386,095	$572,017	$217,694	$2,294,730
Depreciation for the year	—	7,698	23,439	211,908	47,348	74,055	19,678	384,126
Disposals during the year	—	(61,262)	—	(259,247)	—	—	—	(320,509)
Balance at December 31, 2018	$—	$—	$89,855	$951,605	$433,443	$646,072	$237,372	$2,358,347
Depreciation for the year	—	—	18,132	184,429	33,144	40,371	15,744	291,820
Disposals during the year	—	—	—	(2,664)	—	—	—	(2,664)
Balance at December 31, 2019	$—	$—	$107,987	$1,133,370	$466,587	$686,443	$253,116	$2,647,503
Depreciation for the year	—	—	25,636	184,973	33,815	37,477	12,593	294,494
Disposals during the year	—	—	—	(76,319)	—	—	—	(76,319)
Balance at December 31, 2020	$—	$—	$133,623	$1,242,024	$500,402	$723,920	$265,709	$2,865,678
CARRYING AMOUNTS
As at December 31, 2018	$—	$—	$80,083	$537,353	$110,479	$7,000	$78,713	$813,628
As at December 31, 2019	$—	$—	$61,951	$558,757	$77,335	$6,961	$62,969	$767,973
As at December 31, 2020	$—	$—	$36,315	$564,147	$149,669	$2,773	$50,376	$803,280

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	December 31, 2020	December 31, 2019	December 31, 2018
Current accounts payable and accrued liabilities
Trade payables	$3,705,626	$3,993,203	$898,711
Accrued liabilities	1,421,433	2,163,886	1,117,673
Accrued vacation	335,681	211,168	142,730
Accrued employee termination expenses	—	13,887	373,171
Other accounts payable	535,124	320,306	190,496
Share appreciation rights liability	59,036	—	—
Collaboration, license, and settlement agreements provision	1,186,600	1,092,006	1,887,779
Total current accounts payable and accrued liabilities	$7,243,500	$7,794,456	$4,610,560
Non-current accrued liabilities
Non-current collaboration, license and settlement agreements provision	—	1,186,601	2,241,979
	$—	$1,186,601	$2,241,979
Total accounts payable and accrued liabilities	$7,243,500	$8,981,057	$6,852,539
Included in accounts payable and accrued liabilities are $470,349 related to settlement charges as part of a collaboration agreement and $716,251 related to a settlement provision (see Note 24). This represents the calculated net present value of the amounts set out per the agreement with payments due over the next year.
15. LEASE LIABILITY
Total
Balance at January 1, 2019	$1,289,106
Interest expense	128,911
Lease payments	(513,138)
Balance at December 31, 2019	$904,879
Lease Liability, current	$436,352
Lease Liability, non-current	$468,527
Addition and lease modification	478,280
Interest expense	106,843
Lease payments	(550,211)
Balance at December 31, 2020	$939,791
Lease Liability, current	$342,910
Lease Liability, non-current	$596,881
The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:
In one year or less	$484,782
In more than one year, but not more than five years	664,848
$1,149,630

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
(a)
Derivative Warrant Liability from Financing

On November 17, 2017, Neovasc completed an underwritten public offering (the “2017 Public Transaction”) of 6,609,588 Series A units (the “Series A Units”) and 19,066,780 Series B units (the “Series B Units”) of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.
Each Series A Unit was comprised of:
(i)
0.001 Common Share

(ii)
one Series A Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series A Warrant Share for a period of five years following issuance (each, a “Series A Warrant”),

(iii)
one Series B Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series B Warrant Share for a period of two years following issuance (each, a “Series B Warrant”); and

(iv)
0.40 Series C Warrant of the Company to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a “Series C Unit”) comprised of 0.001 Common Shares, one Series A Warrant and one Series B Warrant.

Each Series B Unit was comprised of:
(i)
either 0.001 Common Shares or one Series D Common Share purchase warrant of the Company exercisable for 0.001 Common Shares (each, a “Series D Warrant”) at an exercise price of $1,460 per Series D Warrant Share, all of which were be pre-funded except for a nominal exercise price of $0.001 per Series D Warrant Share for a period of five years following issuance,

(ii)
one Series A Warrant,

(iii)
one Series B Warrant,

(iv)
0.40 Series C Warrant, and

(v)
1.1765 Series F Common Share purchase warrant of the Company with each warrant exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series F Warrant Share for a period of two years following issuance (each, a “Series F Warrant”).

15,493 Common Shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit. Since initial issuance and during the period up to December 31, 2018, all of the 3,573,830 Series D Warrants were exercised for gross proceeds of $35,738 and 3,573 Common Shares were issued from treasury. All the warrants (collectively, the “2017 Warrants”) issued pursuant to the 2017 Public Transaction and the 2017 Private Placement (as defined below) included various price adjustment clauses, some of which caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 — Financial instruments; presentation. Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss (“FVTPL”). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.
The total fair value of the warrants issued in connection with the 2017 Public Transaction, together with the Series E Warrants (as defined below) issued in connection with the Private Transaction (as defined below),

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259. Since the fair values of the derivatives were not determined using a valuation that only used data from observable markets, the loss on initial recognition has been recognized in income over the expected term of the instruments on a straight-line basis depending on the term of the warrants.
(b)
2017 Convertible Notes

On November 17, 2017, the Company also completed a brokered private placement (the “2017 Private Placement” and together with the 2017 Public Transaction the “2017 Financings”) for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company (the “2017 Notes”) and Series E warrants (the “Series E Warrants”) to purchase one Common Share per Series E Warrant for gross proceeds of $27,837,500.
The 2017 Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The 2017 Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Private Transaction (“Private Transaction”). On September 12, 2018, the Company and the holders of 2017 Notes amended certain terms of the 2017 Notes, including a one-year extension of the maturity date of the 2017 Notes from May 17, 2019 until May 17, 2020 and certain other amendments. Upon any event of a default, the interest rate applicable to the 2017 Notes would automatically be increased to 15% per annum. Interest on the 2017 Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.
The conversion option contained within the 2017 Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the 2017 Notes from being recognized within equity. The 2017 Notes contain a future-priced conversion mechanism that allows the holder of a 2017 Notes to replace the conversion price then in effect with a price (the “Alternate Conversion Price”) that is 85% of the lowest volume weighted average price (“VWAP”) of the Common Shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice. The 2017 Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.
Accordingly, the Company has elected to measure the 2017 Notes at FVTPL. The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL. The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument. As at December 31, 2020 the loss on initial recognition has been fully amortized.
On May 26, 2020, the Company made a final payment of $2,897,000 to holders of the 2017 Notes and $1,016,000 in 2017 Notes was converted for the issuance of 500,014 Common Shares. The Company and certain holders of the 2017 Notes have also agreed to a mutual release (the “Settlement”) in return for the issuance by the Company, in the aggregate, of 500,000 Settlement Warrants to such holders.
(c)
2019 Convertible Notes

On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes (“2019 Notes”) with a face value of $11.5 million, for gross proceeds to the Company of

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
$9,775,000, and (ii) 334,951 Common Shares of the Company at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000.
The 2019 Notes have the following key terms:
•
For the first year after the closing date, interest at a rate of 8% of which 5% is payable in cash on or about May 17, 2020 (when the existing 2017 Notes issued by the Company mature). The remainder is deferred and will be due on maturity of the 2019 Notes.

•
After the first year and until maturity, interest at a rate of 10% of which 7% is payable in cash at the end of May and November each year. The remainder is deferred and will be due on maturity of the 2019 Notes.

•
The 2019 Notes were issued at an original discount of $1.725 million. A separate subscription for Common Shares of the Company by the holder of the 2019 Notes was made for this amount (at market price) concurrent with the issuance of the 2019 Notes.

•
The Company has a prepayment option whereby it may voluntarily prepay the 2019 Notes prior to maturity. Prepayment penalties of 3% (if prepaid prior to the 1st anniversary of issuance), 2% (if prepaid between the 1st and 2nd anniversaries of issuance) and 1% (if prepaid after the 2nd anniversary) apply.

•
The 2019 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own > 19.99% of the total outstanding Common Shares of the Company as a result of the conversion). The conversion price fluctuates from $7.50 per common share (prior to the 2nd anniversary of issuance) to $8.50 between the 2nd and 3rd anniversaries of issuance to $9.70 after the 3rd anniversary of issuance. The conversion price would also be altered subject to certain anti-dilution provisions.

Accordingly, the 2019 Notes contain two embedded derivatives: the conversion option and the prepayment option. Accordingly, the Company has elected to measure the 2019 Notes at FVTPL. The fair values of the 2019 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.
(d) 2020 Convertible Notes
On May 28, 2020, the Company issued senior secured convertible notes (“2020 Notes”) with a principal amount of $5 million, convertible at $2.815 per Common Share for 1,776,041 Common Shares and 2,573,959 Warrants (“2020 Warrants”) exercisable at $2.634 per 2020 Warrant with a 4-year term.
The 2020 Notes have the following key terms:
•
The 2020 Notes will bear interest at the rate of 8% computed on the basis of a 360-day year and twelve 30-day months and shall be payable in additional 2020 Notes on the date that is six-months after issuance and on each six-month period thereafter up to, and including, the maturity date.

•
The 2020 Notes will have a maturity date of 48 months after issuance with the holder’s option for early redemption at 24 months.

•
Change of control redemption option with option premia of 125% in the first year, 115% in the second year, 105% in the third year, and 100% thereafter.

•
The 2020 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion).

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
•
The conversion option caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed of fixed test under IAS 32 — Financial instruments — presentation.

Accordingly, the 2020 Notes contain three embedded derivatives: change in control redemption option, the early redemption option and the conversion option but will not be separated from the host debt instrument and the entire hybrid contract will be designated as at fair value through profit or loss. The fair values of the 2020 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $6,449,634 which exceeded the transaction price giving rise to a loss of $3,511,670. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument.
(e) Warrants and Convertible Notes Model
The 2017 Warrants were accounted for based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.
The 2017 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.
Key assumptions used in the model at December 31, 2020, 2019 and 2018 are summarized below:
Valuation Date	March 31, 2020	December 31, 2019	December 31, 2018
Price of Common Shares	$1.46	$5.41	$6.03
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	100.84%	129.54%	141.96%
Historical volatility of index	36.07%	11.65%	15.37%
Volatility input	75.16%	70.59%	78.67%
Risk-free rate	1.11%	1.79%	2.52%
Credit spread	29.58%	23.00%	24.51%
The 2019 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.
Key assumptions used in the model at initial recognition and at December 31, 2020 and 2019 are summarized below:
Valuation Date	December 31, 2020	December 31, 2019	May 16, 2019
Price of Common Shares	$0.95	$5.41	$49.46
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	103.42%	124.77%	142.38%
Historical volatility of index	23.11%	13.76%	15.66%
Volatility input	63.26%	69.26%	79.02%
Risk-free rate	0.19%	1.65%	2.13%
Credit spread	18.18%	27.15%	19.64%

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
The 2020 Warrants were accounted for based on the level 3 fair value estimate of the Warrants by using a binomial option pricing model.
The 2020 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.
Key assumptions used in the model at initial recognition and at December 31, 2020 are summarized below:
Valuation Date	December 31, 2020	May 28, 2020
Price of Common Shares	$0.95	$2.86
Dividend Yield	0%	0%
Historical volatility of Common Shares	116.72%	127.50%
Historical volatility of index	20.74%	18.91%
Volatility input	68.73%	73.21%
Risk-free rate	0.26%	0.32%
Credit spread	14.42%	19.35%
The carrying amounts for the 2017 derivative warrant liability from financing are as follows:
	Series A Units	Series B Units	Series E Warrants	Total
Fair value adjustment, December 31, 2018	1,190,630	(8,411,543)	(4,512,848)	(11,733,761)
Balance, Derivative financial liability December 31, 2018	$35,693	$82,523	$72,087	$190,303
Less:
Exercise of 822,192 Series C Warrants	(5,638)	—	—	(5,638)
Fair value adjustment, March 31, 2019	(5,575)	(5,253)	(6,677)	(17,505)
Cancellation of 35,950,340 Series A Warrants	(24,480)	(77,270)	—	(101,750)
Cancellation of 22,431,506 Series E Warrants	—	—	(65,410)	(65,410)
Balance, derivative warrant liability from financing as at December 31, 2019 and 2020	$—	$—	$—	$—

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
The carrying amounts for the 2020 derivative warrant liability from financing are as follows:
2020 January Warrants
Inception of the January 2020 Warrants (see Note 18(e))	6,145,620
Add: Deferred loss	(223,791)
Less: January 31 exercise 1,241,490 pre-funded warrants	(3,885,746)
Fair value adjustment, January 31 realized gain	(422,102)
Derecognition of deferred loss	93,813
Amortization of deferred loss	30,240
Less: Fair value adjustment, March 31, 2020 unrealized gain	(1,715,390)
Balance, March 31, 2020	$22,644
Less: May 28 exercise 1,185,000 Series A; 991,940 Series B	(969,133)
FV revaluation at May 28 realized loss	957,847
Derecognition of deferred loss	76,473
Amortization of deferred loss	22,488
Less: Fair value adjustment, June 30, 2020 unrealized gain	(45,897)
Balance, June 30, 2020	$64,422
Amortization of deferred loss	5,168
Less: Fair value adjustment, September 31, 2020 unrealized gain	(21,734)
Balance, September 30, 2020	$47,856
Amortization of deferred loss	5,168
Less: Fair value adjustment, December 31, 2020 unrealized gain	(41,677)
Balance, December 31, 2020	$11,347
Number of warrants outstanding as of December 31, 2020	250,000

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
2020 May Warrants
Inception of the May 2020 Warrants (see Note 18(e))	4,526,732
Add: Deferred loss	(2,464,696)
Amortization of deferred loss	55,709
Less: Fair value adjustment, June 30, 2020 unrealized gain	(1,069,013)
Balance, June 30, 2020	$1,048,732
Less: July 23 exercise 1,424,049 warrants	(2,082,598)
August 17 exercise of 501,000 warrants	(565,221)
Derecognition of deferred loss	1,843,332
Amortization of deferred loss	35,644
Less: Fair value adjustment, September 30, 2020 unrealized gain	(106,350)
Balance, September 30, 2020	$173,539
Amortization of deferred loss	35,644
Less: Fair value adjustment, December 31, 2020 unrealized gain	(465,822)
Balance, December 31, 2020	$(256,639)
Number of warrants outstanding as of December 31, 2020	648,910
2020 June Warrants
Inception of the June 2020 Warrants (see Note 18(e))	2,404,957
Add: Deferred loss	(448,877)
Amortization of deferred loss	8,609
Less: Fair value adjustment, June 30, 2020 unrealized gain	(164,711)
Balance, June 30, 2020	$1,799,978
Amortization of deferred loss	56,571
Less: Fair value adjustment, September 30, 2020 unrealized gain	(489,496)
Balance, September 30, 2020	$1,367,053
Amortization of deferred loss	56,571
Less: Fair value adjustment, December 31, 2020 unrealized gain	(1,472,800)
Balance, December 31, 2020	$(49,176)
Number of warrants outstanding as of December 31, 2020	2,912,277

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
2020 August Warrants
Inception of the August 2020 Warrants (see Note 18(e))	3,511,115
Add: Deferred loss	(3,167,758)
Amortization of deferred loss	212,630
Less: Fair value adjustment, September 30, 2020 unrealized gain	(1,315,978)
Balance, September 30, 2020	$(759,991)
Amortization of deferred loss	399,224
Less: Fair value adjustment, December 31, 2020 unrealized gain	(1,834,325)
Balance, December 31, 2020	$(2,195,092)
Number of warrants outstanding as of December 31, 2020	3,399,579
2020 December Warrants
Inception of the December 2020 Warrants (see Note 18(e))	2,051,657
Add: Deferred loss	(1,278,414)
Amortization of deferred loss	40,279
Less: Fair value adjustment, December 31, 2020 unrealized gain	370,769
Balance, December 31, 2020	$1,184,291
Number of warrants outstanding as of December 31, 2020	6,230,803
2020 Repayment Warrants
Inception of the 2020 Repayment Warrants (see Note 18(e))	161,720
Balance, September 30, 2020	$161,720
Less: Fair value adjustment, December 31, 2020 unrealized gain	(152,272)
Balance, December 31, 2020	$9,448
Number of warrants outstanding as of December 31, 2020	650,296
2020 Settlement Warrants
Inception of the 2020 Settlement Warrants (see Note 18(e))	807,977
Less: Fair value adjustment, June 30, 2020 unrealized gain	(232,042)
Balance, June 30, 2020	$575,935
Less: Fair value adjustment, September 30, 2020 unrealized gain	(58,645)
Balance, September 30, 2020	$517,290
Less: Fair value adjustment, December 31, 2020 unrealized gain	(315,617)
Balance, December 31, 2020	$201,673
Number of warrants outstanding as of December 31, 2020	500,000

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
The carrying amounts for the 2017 Notes, 2019 Notes, and 2020 Notes are as follows:
2017 Convertible Notes
Balance, convertible notes December 31, 2018	14,617,336
Less: Exercise of 11,197,000 convertible notes	(13,095,938)
Fair value adjustment	3,878,791
Balance, convertible notes December 31, 2019	$5,400,189
Fair value adjustment, (unrealized) loss due to changes in credit spread	(17,122)
Fair value adjustment, March 31, 2020 unrealized gain	(1,599,573)
Balance, convertible notes March 31, 2020	$3,783,494
Less: Exercise of 1,016,000 convertible notes	(1,293,093)
Fair value adjustment Settlement Warrants	(807,977)
Fair value adjustment at maturity realized loss	1,214,576
Re-payment of convertible note	(2,897,000)
Balance, convertible notes December 31, 2020	$—
2017 Convertible Notes, current	$—
2017 Convertible Notes, non-current	$—

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
2019 Convertible Notes
Fair value, May 16, 2019	9,775,000
Fair value adjustment,	(509,520)
Balance, convertible notes December 31, 2019	$9,265,480
Fair value adjustment, March 31, 2020 unrealized gain	(1,533,410)
Fair value adjustment, March 31, 2020 realized loss	143,750
Fair value adjustment, (unrealized) loss due to changes in credit spread	(1,421,063)
Balance, convertible notes March 31, 2020	$6,454,757
Fair value adjustment, June 30, 2020 unrealized loss	1,370,016
Fair value adjustment, June 30, 2020 realized gain	(413,681)
Fair value adjustment, (unrealized) loss due to changes in credit spread	2,303,406
Balance, convertible notes June 30, 2020	$9,714,498
Re-payment of convertible note July 23 conversion	(3,613,341)
Re-payment of convertible note August 17 conversion	(1,263,884)
Fair value adjustment, Repayment warrants	(161,720)
Fair value adjustment, September 30, 2020 unrealized loss	136,921
Fair value adjustment, September 30, 2020 realized loss	1,034,861
Fair value adjustment, (unrealized) loss due to changes in credit spread	110,229
Balance, convertible notes September 30, 2020	$5,957,564
Fair value adjustment, December 31, 2020 unrealized loss	66,203
Fair value adjustment, December 31, 2020 realized gain	(128,776)
Fair value adjustment, (unrealized) loss due to changes in credit spread	300,366
Balance, convertible notes December 31, 2020	$6,195,357
2019 Convertible Notes, current	$38,633
2019 Convertible Notes, non-current	$6,156,724

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE
 (Continued)
2020 Convertible Notes
Fair value, May 26, 2020	6,449,634
Add: Deferred loss	(3,511,670)
Amortization of deferred loss	79,373
Fair value adjustment, June 30, 2020 unrealized gain	(438,810)
Fair value adjustment, June 30, 2020 realized loss	34,985
Fair value adjustment, (unrealized) loss due to changes in credit spread	5,736
Balance, convertible notes June 30, 2020	$2,619,248
Add: Amortization of deferred loss	216,282
Fair value adjustment, September 30, 2020 unrealized gain	(186,531)
Fair value adjustment, September 30, 2020 realized loss	99,712
Fair value adjustment, (unrealized) loss due to changes in credit spread	48,015
Balance, convertible note September 30, 2020	$2,796,726
Add: Amortization of deferred loss	221,283
Fair value adjustment, December 31, 2020 unrealized gain	(450,279)
Fair value adjustment, December 31, 2020 realized gain	(97,172)
Fair value adjustment, (unrealized) loss due to changes in credit spread	145,644
Balance, convertible note December 31, 2020	$2,616,202
2020 Convertible Notes, current	$37,525
2020 Convertible Notes, non-current	$2,578,677
Derivative liability – January 2020 warrants	11,347
Derivative liability – May 2020 warrants	(256,639)
Derivative liability – June 2020 warrants	(49,176)
Derivative liability – August 2020 warrants	(2,195,092)
Derivative liability – December 2020 warrants	1,184,291
Derivative liability – Repayment warrants	9,448
Derivative liability – Settlement warrants	201,673
Balance, 2020 Convertible notes and warrants and derivative liabilities	$1,522,054
2020 Convertible notes and warrants and derivative liabilities, current	$37,525
2020 Convertible notes and warrants and derivative liabilities , non-current	$1,484,529

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
17. INCOME TAXES
The relationship between the expected tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense in the consolidated statement of comprehensive income can be reconciled as follows:
	For the years ended December 31,
	2020	2019	2018
Loss before income taxes	$(29,219,098)	$(35,102,222)	$(107,876,382)
Statutory tax rate	27.00%	27.00%	27.00%
Recovery of income taxes based on the combined Canadian
federal and provincial statutory rates	(7,889,156)	(9,477,600)	(29,126,623)
Share-based remuneration	1,324,569	861,248	1,073,142
Unrealized gain on derivatives	(2,320,685)	—	—
Effect of historical adjustments	—	—	(16,036)
Other permanent differences	(250,111)	190,096	20,930,238
Unrecognized deferred tax benefits	8,061,195	8,464,437	7,183,316
Difference in tax rates between foreign jurisdictions and Canada	550,131	(9,389)	63,056
Income tax (recovery)/ expense	$(524,057)	$28,793	$107,093
The components of income tax expense are shown in the following table:
	For the years ended December 31,
	2020	2019	2018
Current tax	$(524,057)	$28,793	$107,093
Deferred tax	—	—	—
Income tax expense	$(524,057)	$28,793	$107,093
Recognized deferred tax assets and liabilities consist of the following:
	For the years ended December 31,
	2020	2019	2018
Investment tax credits	$464,888	$464,888	$528,641
Capital assets	4,287	7,392	9,382
Lease liability	224,249	194,528	—
Recognized deferred tax assets	$693,424	$666,808	$538,023
Set off of tax	(693,424)	(666,808)	(538,023)
Investment tax credits	$(464,888)	$(464,888)	$(528,641)
Capital assets	(4,287)	(7,392)	(9,382)
Right of use asset	(224,249)	(194,528)	—
Recognized deferred tax liabilities	$(693,424)	$(666,808)	$(538,023)
Set off of tax	$693,424	$666,808	$538,023
The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for recognition of the deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asst is recognized consist of the following amounts:

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
17. INCOME TAXES (Continued)
	For the years ended December 31,
	2020	2019	2018
Deductible temporary differences	$10,616,227	$7,843,252	$5,247,143
Unused tax credits	2,416,825	2,416,825	3,054,186
Tax losses	318,477,703	273,792,687	245,013,646
	$331,510,755	$284,052,764	$253,314,975
Unused tax losses for the Company and their expiry dates are as follows: There also losses in Israel and the US which are not subject to expiration.
Expiration Date	Amount
2023	6,038,836
2024	6,906,649
2025	18,105,259
2026	32,396,580
2027	135,245,992
2028	33,339,203
2029	15,799,773
2030	21,718,728
US losses	$12,885,335
Israel losses	$36,041,348
$318,477,703
18. SHARE CAPITAL
All Common Shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings. All Preferred Shares have no voting rights at shareholders’ meetings but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to Common Shares. There are no Preferred Shares issued and outstanding.
(a)
Authorized

Unlimited number of Common Shares without par value.
Unlimited number of Preferred Shares without par value.
We may issue our Preferred Shares from time to time in one or more series. The terms of each series of Preferred Shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all Preferred Shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.
All share and per share amounts are net of share issuance costs and have been adjusted to retroactively reflect the impact of the September 18, 2018 reverse stock split on a 1 for 100 basis and the June 25, 2019 reverse stock split on a 1 for 10 basis.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
18. SHARE CAPITAL (Continued)
	Common Shares		Contributed Surplus
	Number	Amount
Balance, January 1, 2018	102,916	$171,803,816	$23,056,846
Common Shares issued from exercise of Series B Warrants (i)	1,315,281	54,119,300	—
Common Shares issued from exercise of Series C Warrants (ii)	9,452	15,854,206	—
Common Shares issued from exercise of Series D Warrants (iii)	1,699	1,021,183	—
Common Shares issued from exercise of Series F Warrants (iv)	295,740	42,990,737	—
Common Shares issued from exercise of 2017 Notes (v)	1,076,583	18,582,374	—
Common Shares issued for cash on exercise of options	49	88,917	(88,917)
Share-based payments	—	—	3,292,877
Balance, December 31, 2018	2,801,720	$304,460,533	$26,260,806
Common Shares issued from public offerings (vi)	2,222,222	7,802,417	315,611
Common Shares issued from private placement (vii)	334,951	1,664,662	—
Common Shares issued from exercise Series B Warrants (viii)	223,304	16,931	—
Common Shares issued from exercise of Series C Warrants (ix)	822	1,186,027	—
Common Shares issued from exercise of 2017 Notes (x)	3,074,136	13,095,938	—
Common Shares issued from exchange of Series A and Series E Warrants (xi)	49,624	234,173	—
Share-based payments	—	—	3,189,808
Balance, December 31, 2019	8,706,779	$328,460,681	$29,766,225
Common Shares issued from public offerings Series A (xii)	1,185,000	4,111,950	—
Common Shares issued from exercise of Series B
Pre-funded warrants (xiii)	1,241,490	3,885,746	—
Transaction costs for both Series A and Series B	—	(462,880)	—
Broker warrants (See Note 17(f))	—	(82,597)	82,597
Common Shares issued from Warrant conversion (xiv)	672,937	969,133	—
Common Shares issued from conversion of 2017 Notes (xv)	500,014	1,293,093	—
Common Shares issued from public offering (xvi)	3,883,036	9,591,099	—
Transaction costs for public offering	—	(1,215,274)	—
Broker warrants (See Note 17(f))	—	(162,467)	162,467
Common Shares issued from public offering (xvii)	4,532,772	12,238,484	—
Transaction costs for public offering	—	(1,057,302)	—
Broker warrants (See Note 17(f))	—	(242,989)	242,989
Common Shares issued from Warrant conversion (xviii)	1,925,049	7,718,346	—
Common Shares issued from public offerings Series A (xix)	6,230,803	5,333,567	—
Transaction costs for public offerings Series A	—	(659,410)	—
Broker warrants (See Note 17(f))	—	(96,114)	96,114
Common Shares issued from exercise of restricted share units	50,986	151,938	(151,938)
Common Shares issued from exercise of stock options	50	378	(174)
Share-based payments	—	—	4,846,776
Balance, December 31, 2020	28,928,916	$369,775,383	$35,045,056

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
18. SHARE CAPITAL (Continued)

(i)
During the year ended December 31, 2018, 1,315,281 Common Shares were issued on the exercise of 35,128,148 Series B Warrants. The related derivative liability of $32,988,998 (see Note 18) was derecognized at the dates of exercise.

(ii)
During the year ended December 31, 2018, of the 10,273,972 Series C Warrants initially granted, 9,451,780 were exercised for 9,452 Common Shares, 9,451,780 Series A Warrants and 9,451,780 Series B Warrants and cash proceeds of $13,799,659. The related derivative financial liability of $4,459,249 (see Note 18) was derecognized at the dates of exercise.

(iii)
During the year ended December 31, 2018, 1,699 Common Shares were issued for the exercise of 1,698,841 of the Series D Warrants that were issued as part of the Series B Units for cash proceeds of $16,988. The related derivative financial liability of $1,004,195 was derecognized (see Note 18) at the date of exercise.

(iv)
During the year ended December 31, 2018, 295,740 Common Shares were issued on the exercise of the 22,431,506 Series F Warrants. The related derivative financial liability of $29,085,125 (see Note 18) was derecognized at the dates of exercise.

(v)
During the year ended December 31, 2018, 1,076,583 Common Shares were issued on the conversion of $17,640,000 of aggregate principal amount of 2017 Notes. The $20,555,832 aggregate principal amount of 2017 Notes (see Note 18) was derecognized at the date of exercise.

(vi)
During the year ended December 31, 2019, 2,222,222 Common Shares were issued for gross proceeds of $10,000,000 less $1,270,000 in underwriting commission, a $315,611 fair value charge for 144,444 Broker Warrants issued (see Note 18(e)) and $611,972 in other share issuance costs.

(vii)
On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 Common Shares of the Company at a price of $5.15 per Common Share, for net proceeds of $1,664,662.

(viii)
During the year ended December 31, 2019, 223,304 Common Shares were issued on the exercise of 822,192 Series B Warrants. The related derivative liability of $16,931(see Note 16) was derecognized at the dates of exercise.

(ix)
During the year ended December 31, 2019, the remaining 822,192 Series C Warrants were exercised for 822 Common Shares, 822,192 Series A Warrants and 822,192 Series B Warrants and net cash proceeds of $1,186,027. The related derivative financial liability of $5,638 (see Note 16) was derecognized at the dates of exercise.

(x)
During the year ended December 31, 2019, 3,074,136 Common Shares were issued on the conversion of $11,197,000 of aggregate principal amount of 2017 Notes. The $13,095,938 aggregate principal amount of 2017 Notes (see Note 16) was derecognized at the date of exercise.

(xi)
During the year ended December 31, 2019,the Company entered into exchange agreements with the holders of the remaining Series A Warrants and Series E Warrants to issue 49,624 Common Shares for the surrender and cancellation of all 35,950,340 Series A Warrants and all 22,431,506 Series E Warrants outstanding on the basis of 0.00085 of a Common Share for each Warrant.

(xii)
On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 Series A Units and 1,241,490 Series B units at a price of $4.1351 per Series A Unit and $4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately $10,000,000, less $462,880 in underwriting commission, a $82,597 fair value charge for 157,721 Broker Warrants issued (see Note 18(g)) and $185,883 in other share issuance costs.

(xiii)
During the three months ended March 31, 2020, 1,241,490 Common Shares were issued on the conversion of Series B Pre-funded warrants from the January 6, 2020 registered direct offering

(xiv)
On May 28, 2020, the Company issued an aggregate of 672,937 Exchange Shares for the surrender and cancellation of 2,176,490 January 2020 warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant.

(xv)
On May 26, 2020, 500,014 Common Shares were issued on the conversion of $1,016,000 of aggregate principal amount of 2017 Notes. The fair value of 2017 Notes related to this conversion (see Note 16) was derecognized at the date of exercise.

(xvi)
On June 16, 2020, the Company completed a registered direct offering of an aggregate 3,883,036 units (the “Units”) at a price of $2.973 per unit for aggregate gross proceeds to the Company of approximately $11,500,000 less $1,215,274 in underwriting commission, a $162,467 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 18(g)), and $278,482 in other share issuance costs.

(xvii)
On August 12, 2020 the Company completed a registered direct offering of an aggregate 4,532,772 Common Shares at a price of $2.775 per Common Share for aggregate gross proceeds to the Company for approximately $12,600,000 less $1,057,302 in underwriting commission, a $242,989 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 18(g)), and $109,918 in other share issuance costs.

(xviii)
On July 23, 2020 and August 12, 2020, 1,925,049 Commons shares were issued on the conversion of May 2020 warrants. Using the exercise proceeds of $4,877,225, the Company has prepaid a portion of the 2019 Convertible Note.

(xix)
On December 8, 2020 the Company completed a registered direct offering of an aggregate 6,230,803 Common Shares at a price of

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
18. SHARE CAPITAL (Continued)
$0.9801 per Common Share for aggregate gross proceeds to the Company for approximately $6,100,000 less $659,410 in underwriting commission, a $96,114 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 18(g)), and $200,386 in other share issuance costs.
(b)
Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 4, 2018, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company’s incentive stock option plan to increase the number of options available for grant under the plan to 15% of the number of Common Shares of the Company outstanding at any time.
Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees, and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The following table summarizes stock option activity for the respective years as follows:
	Number of options	Weighted average exercise price	Average remaining contractual life (years)
Options outstanding, January 1, 2018	5,707	$3,849.00	2.28
Granted	366,053	30.31
Exercised	(49)	7.33
Forfeited	(1,178)	1,712.35
Expired	(807)	1,813.70
Options outstanding, December 31, 2018	369,726	$76.78	7.88
Options exercisable, December 31, 2018	146,263	$127.04	7.62
Granted	697,150	4.27
Exercised	—	—
Forfeited	(13,344)	58.64
Expired	(1,867)	4,997.06
Options outstanding, December 31, 2019	1,051,665	$20.63	7.09
Options exercisable, December 31, 2019	398,596	$35.69	6.97
Granted	2,495,100	2.48
Exercised	(50)	4.10
Forfeited	(468,238)	23.10
Expired	(1,329)	3,498.28
Options outstanding, December 31, 2020	3,077,148	$4.10	7.19
Options exercisable, December 31, 2020	1,081,760	$6.01	6.93

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
18. SHARE CAPITAL (Continued)
The following table lists the options outstanding as at December 31, 2020 by exercise price:
Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$2.11	486,875	7.72	138,125	7.72
$2.17	695,000	7.76	173,750	7.76
$2.27	1,500	7.61	1,500	7.61
$2.42	640,000	7.47	176,032	7.47
$3.35	493,766	7.05	133,495	7.05
$4.10	481,150	6.23	251,550	6.23
$4.11 – $3,878.39	278,857	6.07	207,308	6.01
	3,077,148		1,081,760
The following table lists the options outstanding as at December 31, 2019 by exercise price:
Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$4.10	561,050	7.23	140,450	7.23
$5.00	130,950	7.41	32,738	7.41
$8.80	88,800	6.92	59,242	6.92
$27.20	263,250	6.75	162,268	6.75
$27.30 – $9,276.86	7,615	4.71	3,898	3.69
	1,051,665		398,596
The following table lists the options outstanding as at December 31, 2018 by exercise price:
Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$8.80	89,900	7.92	29,976	7.92
$27.20	270,000	7.75	112,566	7.75
$60.00	1,055	7.25	—	—
$60.01 – $8,917.93	8,771	4.39	3,721	1.48
	369,726		146,263
During the year ended December 31, 2020, the Company recorded $4,905,812, as compensation expense for share-based compensation awarded to eligible optionees (years ended December 31, 2019 and 2018: $3,189,808 and $3,292,877, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
18. SHARE CAPITAL (Continued)
	2020	2019	2018
Weighted average fair value	$1.99	$3.60	$16.40
Weighted average exercise price	$2.48	$4.30	$30.30
Weighted average share price at grant	$2.48	$4.30	$30.30
Dividend yield	nil	nil	nil
Volatility	124%	141%	72%
Risk-free interest rate	0.94%	1.51%	2.24%
Expected life	4 years	4 years	4 years
Forfeiture rate	7.00%	7.00%	7.00%
(c) Restricted share units
On December 2, 2019, the Company adopted a Restricted Share Unit (“RSU”) Plan which provides for RSUs to be awarded to directors, officers, employees and service providers. The maximum number of Common Shares authorized and reserved for issuance under the RSU Plan is equal to 5% of the issued and outstanding Common Shares of the Company. The shareholders of the Company approved the amended RSU Plan at the annual meeting of the shareholders on September 3, 2020, which falls within 12 months of the effective date of the RSU Plan.
The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at the grant date by the number of RSUs granted and is recognized over the vesting period of the grant. The expense recognized for the year ended December 31, 2020, was $973,219 (years ended December 31, 2019 and 2018: $22,848 and $nil, respectively). As of December 31, 2020, the total remaining unrecognized compensation cost related to RSUs amounted to approximately $1,136,595 which will be amortized over the remaining vesting periods.
RSU transactions are summarized as follows:
	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Outstanding, December 31, 2018	—	—
Granted	152,956	$2.98
Vested	—	—
Outstanding, December 31, 2019	152,956	$2.98
Granted	706,044	$2.72
Vested/Exercised	(50,986)	$0.85
Cancelled/Forfeited	(30,000)	$2.74
Outstanding, December 31, 2020	778,014	$2.76
(d) Share appreciation rights
On September 22, 2020, the Company adopted a Share Appreciation Rights (“SAR”) Plan which provides for SARs to be awarded to directors, officers, employees and service providers. The granting of SARs is considered a cash-settled payment transaction. The fair value of the SAR is measured applying an option pricing model, taking into account the terms and conditions on which the SARs are granted. The liability of the SAR is measured initially at grant date and at the end of each reporting period until settled. The fair value

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
18. SHARE CAPITAL (Continued)
of the SAR as of December 31, 2020, is $295,179 which will be recorded over the vesting period of the SAR. The Company recognizes a $59,036 expense at December 31, 2020.
SAR transactions are summarized as follows:
	Number of SARs	Weighted Average Grant Date Fair Value Per Share
Outstanding, December 31, 2019 and 2018	—	—
Granted	1,811,768	$0.185
Vested	—	—
Outstanding, December 31, 2020	1,811,768	$0.185
(e) Warrants
The following table lists the number of warrants issued on November 17, 2017 as well as the number issued, exercised, and exchanged since then and the remaining warrants outstanding at December 31, 2020.
Warrants	As at November 17, 2017	Issued	Exercised	Exchanged	As at December 31, 2019 and 2020
Series A	25,676,368	10,273,972	—	(35,950,340)	—
Series B	25,676,368	10,273,972	(35,950,340)	—	—
Series C	10,273,972	—	(10,273,972)	—	—
Series D	3,573,830	—	(3,573,830)	—	—
Series E	22,431,506	—	—	(22,431,506)	—
Series F	22,431,506	—	(22,431,506)	—	—
On September 18, 2018, the Company effected a share consolidation (reverse stock split in the ratio of 1 for 100 Common Shares outstanding) of the Common Shares on the basis of one post-consolidation Common Shares for every 100 pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. The number of 2017 Warrants and aggregate principal amount of 2017 Notes were not affected by the consolidations, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the 2017 Notes was adjusted proportionally to the share consolidation ratios.
The September 2018 share consolidation adjusted the notional exercise price of the Series A Warrants, Series B Warrants and Series E Warrants. There were no Series D Warrants and Series F Warrants outstanding at the date of the September 2018 share consolidation. There were no 2017 Warrants outstanding at the time of the June 2019 share consolidation.
On March 12, 2019, the Company entered into exchange agreements with the holders of all of its outstanding Series A Warrants and Series E Warrants, pursuant to which the Company issued an aggregate of 49,624 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.085 of a Common Share for each Series A Warrant or Series E Warrant (the “Exchange”). Following completion of the Exchange, there are no longer any warrants outstanding from the 2017 Financings. Under IFRIC 19, the surrender and cancellation of Series A warrants and Series E warrants created a loss on extinguishment of $39,367 and $24,565, respectively.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
18. SHARE CAPITAL (Continued)
On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 Series A Units and 1,241,490 series B units: Series B Units at a price of $4.1351 per Series A Unit and $4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately $10,000,000. Each Series A Unit consists of one Common Share of Neovasc and one warrant to purchase one Common Share. Each Warrant entitles the holder to acquire one Common Share of Neovasc at a price of US$4.1351 at any time prior to four years following the date of issuance. Each Series B Unit consists of one pre-funded warrant of Neovasc and one Warrant. Each Pre-Funded Warrant entitles the holder to acquire one Common Share of Neovasc at a price of US$0.0001 at any time until the exercise in full of each Pre-Funded Warrant.
All Pre-Funded Warrants were exercised as at December 31, 2020. The 2020 Warrants include a cashless exercise option. In accordance with IAS 32 — Financial instruments; presentation, the 2020 warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $6,145,620 for the 2020 Series A warrants and Series B Pre-Funded warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of 1 years; c) the price of the stock on the grant date of $3.47; d) expected volatility of 70%; and e) no expected dividend payments. On May 28, 2020, the Company issued an aggregate of 672,937 Exchange Shares for the surrender and cancellation of 2,176,490 January 2020 warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant. Subsequent to the exchange, 250,000 Warrants remain outstanding.
On May 26, 2020, the Company granted 2,573,959 2020 Warrants with an exercise price of $2.634 and term of 4 years. The 2020 Warrants are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion). The 2020 Warrants include a cashless exercise option. In accordance with IAS 32 — Financial instruments; presentation, the 2020 warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair values of $4,526,732 of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. On July 23, 2020 1,424,049 warrants were exercised and on August 17, 2020 501,000 warrants were exercised leaving 648,910 warrants remaining. The total exercise proceeds of $4,877,225 net of interest and prepayment penalty has been applied to the principal of the 2019 Note.
On May 28, 2020 the Company entered into a settlement agreement to issue 500,000 settlement warrants (“Settlement Warrants”). Each Settlement Warrant entitles the holder to purchase one Common Share in the capital of the Company at an exercise price of $2.634 per Settlement Warrant for a period of 4 years following issuance and are subject to transfer/leak-out restrictions, including volume and public float restrictions. The Settlement Warrants include a cashless exercise option. In accordance with IAS 32 — Financial instruments; presentation, the Settlement Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $807,977 of the Settlement Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.
On June 16, 2020, the Company completed a registered direct offering of an aggregate 3,883,036 units (the “Units”) at a price of $2.973 per unit for aggregate gross proceeds to the Company of approximately $11,500,000 less $1,215,274 in underwriting commission, a $162,467 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 17 (a)), and $278,482 in other share issuance costs. Each Unit consists of one Common Share of the Company and three-quarters of one warrant (each whole warrant, a “Warrant”) to purchase one Common Share issuing 2,912,277 warrants in total. Each Warrant entitles the holder to acquire one Common Share of the Company at a price of $2.88 at any time prior to June 16, 2025. The 2020 Warrants include a cashless exercise option. In accordance with IAS 32 — Financial instruments; presentation, the 2020 warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $2,404,957 for the 2020 Series A warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.47; d) expected volatility of 70%; and e) no expected dividend payments.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
18. SHARE CAPITAL (Continued)
On July 23, 2020, the Company issued the 2020 Repayment Warrants (“Repayment Warrants”) to purchase up to 481,778 Common Shares at an exercise price of $7.50 per Common Share for a period of five years following issuance. The fair value of $134,718 for the 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.29%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.54; d) expected volatility of 70.0%; and e) no expected dividend payments.
On August 12, 2020 the Company completed a registered direct offering of an aggregate 4,532,772 Common Shares at a price of $2.775 per Common Share for aggregate gross proceeds to the Company for approximately $12,600,000 less $1,057,302 in underwriting commission, a $242,989 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 17 (a)), and $109,918 in other share issuance costs. Each Common Share was sold with 0.75 of a Common Share purchase warrant (each whole warrant, a “Warrant”) issuing 3,399,579 warrants in total. Each Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $2.69 per share at any time prior to the date which is five years following the date of issuance. The 2020 Warrants include a cashless exercise option. In accordance with IAS 32 — Financial instruments; presentation, the 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $3,511,115 for the Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.70; d) expected volatility of 70%; and e) no expected dividend payments.
On August 17, 2020, the Company issued the 2020 Repayment Warrants to purchase up to 168,518 Common Shares at an exercise price of $7.50 per Common Share for a period of five years following issuance. The fair value of $27,002 for the 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.31%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.13; d) expected volatility of 68.0%; and e) no expected dividend payments.
On December 8, 2020 the Company completed a registered direct offering of an aggregate 6,230,803 Common Shares at a price of $0.9801 per Common Share for aggregate gross proceeds to the Company for approximately $6,100,000 less $659,410 in underwriting commission, a $96,114 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 17 (a)), and $178,968 in other share issuance costs. Each Common Share was sold with one Common Share purchase warrant (each whole warrant, a “December Warrant”) issuing 6,230,803 warrants in total. Each December Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $0.86 per share at any time prior to the date which is five years following the date of issuance. The December Warrants include a cashless exercise option. In accordance with IAS 32 — Financial instruments; presentation, the 2020 warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value of $2,051,657 for the December Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $0.86; d) expected volatility of 70%; and e) no expected dividend payments.
(g)
Broker Warrants

In February and March of 2019, the Company completed two $5 million underwritten public offerings and issued 144,444 broker warrants (“Broker Warrants”) as part of the underwriter’s commission. The Company uses the Black-Scholes pricing model to calculate the fair value of the Broker Warrants. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value for the February 28, 2019 $5 million public offering and 72,222 broker warrants was computed using the Black-Scholes pricing model with the following

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
18. SHARE CAPITAL (Continued)
assumptions: a) average risk-free interest rate of 2.51%; b) expected life of 3 years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 81%; and e) no expected dividend payments. The fair value for the March 15, 2019 $5 million public offering and 72,222 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.43%; b) expected life of 3 years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 82%; and e) no expected dividend payments. The Black-Scholes model was used to compute broker warrant fair values because it is the most commonly used pricing model and is considered to produce a reasonable estimate of fair value.
As part of the underwriter’s compensation in the January 2020 Financing, the Company issued the 2020 Broker Warrants to purchase up to 157,721 Common Shares at an exercise price of $5.1689 per Common Share for a period of three years following issuance. The fair value of $82,597 for the 2020 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of 1 years; c) the price of the stock on the grant date of $3.47; d) expected volatility of 70%; and e) no expected dividend payments.
On June 16, 2020, the Company issued the 2020 Compensation Warrants to purchase up to 252,397 Common Shares at an exercise price of $3.71 per Common Share for a period of five years following issuance. The fair value of $162,467 for the 2020 compensation warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.47; d) expected volatility of 70.0%; and e) no expected dividend payments.
On August 12, 2020, the Company issued the 2020 Compensation Warrants to purchase up to 294,630 Common Shares at an exercise price of $3.47 per Common Share for a period of five years following issuance. The fair value of $242,989 for the 2020 compensation warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.70; d) expected volatility of 70.0%; and e) no expected dividend payments.
On December 8, 2020, the Company issued the 2020 Compensation Warrants to purchase up to 405,002 Common Shares at an exercise price of $1.22 per Common Share for a period of five years following issuance. The fair value of $96,114 for the 2020 compensation warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $0.86; d) expected volatility of 70.0%; and e) no expected dividend payments.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
19. SEGMENT INFORMATION
The Company’s operations are in one business segment: the development, manufacturing and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada, the United States and Europe. The Company earns revenue from sales to customers in the following geographic locations:
	For the years ended December 31,
	2020	2019	2018
REVENUE
Europe	$1,810,362	$1,863,032	$1,600,633
Rest of the World	147,000	229,000	148,500
	$1,957,362	$2,092,032	$1,749,133
Sales to the Company’s three largest customers accounted for approximately 13%, 13%, and 9% of the Company’s sales for the year ended December 31, 2020. Sales to the Company’s three largest customers accounted for approximately 12%, 9%, and 8% of the Company’s sales for the year ended December 31, 2019. Sales to the Company’s three largest customers accounted for approximately 28%, 9%, and 9% of the Company’s sales for the year ended December 31, 2018.
20. EMPLOYEE BENEFITS EXPENSE
	For the years ended December 31,
	2020	2019	2018
Salaries and wages	$10,536,409	$9,583,936	$8,477,335
Pension plan and employment insurance	506,025	458,276	418,303
Contribution to defined contribution pension plan	198,342	182,449	170,358
Health benefits	765,948	651,269	476,217
Cash-based employee expenses	$12,006,724	$10,875,930	$9,542,213
Employee termination expenses	—	26,050	761,354
Share-based payments	4,905,812	3,189,808	3,292,877
Total employee expenses	$16,912,536	$14,091,788	$13,596,444

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
21. DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES
	For the years ended December 31,
	2020	2019	2018
EXPENSES
Selling expenses
Share-based payment	$320,886	$188,930	$170,416
Cash-based employee expenses	891,784	526,769	352,837
Other expenses	984,133	930,286	829,912
	$2,196,803	$1,645,985	$1,353,165
General and administrative expenses
Depreciation	280,949	182,202	60,206
Share-based payments	2,820,369	1,748,660	2,147,832
Cash-based employee expenses	3,149,313	2,725,814	2,498,005
Litigation expenses	284,729	81,171	540,125
Employee termination expenses	—	26,050	761,354
Accretion on collaboration, license and settlement agreements provision	308,938	693,047	5,129,758
Legal costs from financing activities	3,617,485	1,089,245	1,608,260
Other expenses	3,619,370	3,467,543	3,693,396
	$14,081,153	$10,013,732	$16,438,936
Product development and clinical trials expenses
Depreciation	487,152	459,419	323,920
Share-based payments	1,764,557	1,252,218	974,629
Cash-based employee expenses	7,965,627	7,623,347	6,691,371
Other expenses	10,184,259	10,685,975	8,011,544
	20,401,595	20,020,959	16,001,464
TOTAL EXPENSES	$36,679,551	$31,680,676	$33,793,565
Depreciation per Statements of Cash Flows	$768,101	$641,621	$384,126
Share-based payments per Statements of Cash Flows	$4,905,812	$3,189,808	$3,292,877
Cash-based employee expenses (see Note 20)	$12,006,724	$10,875,930	$9,542,213
22. LOSS PER SHARE
Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of Common Shares outstanding used for basic loss per share for the year ended December 31, 2020, amounts to 16,667,810 (years ended December 31, 2019 and 2018: 6,511,672 and 1,416,011, respectively)

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
22. LOSS PER SHARE (Continued)
	For the years ended December 31,
	2020	2019	2018
Weighted average number of Common Shares	16,667,810	6,511,672	1,416,011
Loss for the year	$(28,695,041)	$(35,131,015)	$(107,983,475)
Basic and diluted loss per share	$(1.72)	$(5.40)	$(76.26)
Instruments that could potentially have a dilutive effect on the Company’s weighted average shares outstanding include all of the outstanding convertible notes, restricted share units, stock options, stock appreciation rights, and warrants. These instruments are currently excluded from the calculation of diluted earnings per share as they are antidilutive for the periods presented.
23. RELATED PARTY TRANSACTIONS
The Company’s key management personnel include members of the board of directors, executive officers, and former executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.
	For the years ended December 31,
	2020	2019	2018
Short-term employee benefits
Employee salaries and bonuses	$2,348,709	$2,235,926	$2,112,605
Directors fees	265,833	245,000	270,000
Social security and medical care costs	80,949	77,284	63,529
	2,695,491	2,558,210	2,446,134
Post-employment benefits
Contributions to defined contribution pension plan	36,114	32,435	34,162
Employee termination expense	—	—	296,592
Share-based payments	1,726,690	1,555,857	2,270,023
Total key management remuneration	$4,458,295	$4,146,502	$5,046,911
24. CONTINGENT LIABILITIES AND PROVISIONS
Litigation
Litigation resulting from third party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.
Claims by CardiAQ in Germany
On June 23, 2014, Edwards Lifesciences CardiAQ LLC (“CardiAQ”) filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
24. CONTINGENT LIABILITIES AND PROVISIONS (Continued)
patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich (the ‘Appeals Court’). On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. There are no monetary awards associated with these matters and no damages award was recognized. On March 30, 2020, the German Supreme Court granted CardiAQ leave to appeal the Appeals Court decision and at a hearing held on August 4, 2020 the German Supreme Court set aside the prior decision of the Appeals Court and remanded the matter back to the Appeals Court for a new hearing and decision.
The hearing at the Appeals Court was held on February 25, 2021 and a decision from the Appeals Court will be handed down on May 6, 2021. There are no monetary awards associated with these matters and no damages award was recognized.
Claims by CardiAQ in the United States
On March 24, 2017, CardiAQ filed a related lawsuit in the in the U.S. District Court for the District of Massachusetts (the “Court”), asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.
Other Matters
By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”), Neovasc Inc. and Neovasc Tiara Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the “Edwards Plaintiffs”) against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs’ patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs’ claim making related allegations. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, Boston Scientific and Livanova, has been dismissed on a no-costs basis. No damages award was recognized.
On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, “UPenn”), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the four years following the agreement’s execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
24. CONTINGENT LIABILITIES AND PROVISIONS (Continued)
the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.
When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $470,349 as at December 31, 2020 representing the discounted value of future payments anticipated under the settlement agreement with UPenn. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.
On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, “Endovalve”) filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys’ fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement’s execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.
When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $716,251 as at December 31, 2020 representing the discounted value of future payments anticipated under the settlement agreement with Endovalve. The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.
Shareholder Litigation
On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc Inc. (“Neovasc”), Fred Colen, Neovasc’s CEO, and Christopher Clark, Neovasc’s CFO: Gonzalez v. Neovasc Inc., et al., Case No. 7:20-cv-09313 (S.D.N.Y.) (the “Gonzalez Action”). The complaint in the Gonzalez Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive. On November 25, 2020, a second putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc and Messrs. Colen and Clark: Siple v. Neovasc Inc., et al., Case No. 1:20-cv-09948 (S.D.N.Y.) (the “Siple Action”). The complaint in the Siple Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.
The complaints in both the Gonzalez Action and the Siple Action contain similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about Neovasc’s business, operations, and prospects. Specifically, the complaints’ allegations relate to the premarket approval process with the U.S. Food and Drug Administration for Nevoasc’s Reducer medical device for the treatment of refractory angina. Both complaints assert the same two causes of action: (i) a violation of Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
24. CONTINGENT LIABILITIES AND PROVISIONS (Continued)
promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen and Clark.
On January 26, 2021, the court issued an order consolidating the Gonzalez Action and the Siple Action under a new case style: In re Neovasc Inc. Securities Litigation, Case No. 7:20-cv-09313 (S.D.N.Y.) (the “Consolidated Action”). The order also appointed Pratap Golla as Lead Plaintiff and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the Class in the Consolidated Action. The order further directed Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action. On February 3, 2021, the court granted Lead Plaintiff’s request for an extension of time to file a Consolidated Amended Complaint, which is presently due on or before March 19, 2021.
25. GOVERNMENT ASSISTANCE
The Company’s application for the Paycheck Protection Program (PPP) loan for approximately $530,000 was approved and forgiven by the U.S. Small Business Administration. This program helps businesses keep their workforce employed during the COVID-19 crisis by providing relief in the form of a forgivable loan used for payroll costs. The amount is advanced in the form of a loan that is forgivable if the borrowers, being certain wholly-owned subsidiaries of the Company, allocate the funds principally for the purposes of retaining employees in the US through the payment of payroll and group health care benefits costs and other expenses in accordance with the loan agreement. As a wholly forgivable loan this amount was recorded as Other Income on the Statement of loss and comprehensive loss in the period in which it was forgiven.
In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program in April 2020, retroactive to March 15, 2020. CEWS provides a wage subsidy to eligible employers based on certain criteria, including demonstration of revenue declines as result of COVID-19.
The Company has determined that it has qualified for this subsidy from March 15, 2020 through September 2020 and has, accordingly, applied for, and for certain periods received, the CEWS. The submissions are approved and the Company received approximately $765,715 from the CEWS program and recorded as Other Income on the Statement of loss and comprehensive loss.
26. SUBSEQUENT EVENTS
On January 15, 2021, the Company received a “not approvable” letter from the FDA regarding its PMA submission for the Reducer. The FDA reviewed Reducer for treatment of patients with refractory angina pectoris despite guideline directed medical therapy, who are unsuitable for revascularization by coronary artery bypass grafting or by percutaneous coronary intervention.
On February 9, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.
On February 9, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.
On February 12, 2021, the Company completed the registered direct February 2021 Offering of 36,000,000 February 2021 Units at a price of $2.00 per February 2021 Unit, with each February 2021 Unit comprised of one Common Share and one-half of one Common Share purchase warrant for aggregate gross proceeds to the Company for approximately $72,000,000 before deducting placement agent’s fee and estimated expenses of the February 2021 Offering payable by the Company.

NEOVASC INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in U.S. dollars)
26. SUBSEQUENT EVENTS (Continued)
On February 25, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it has regained compliance with the minimum market value requirement under Nasdaq Listing Rule 5550(b)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.
27. AUTHORIZATION OF FINANCIAL STATEMENTS
The consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 (including comparatives) were approved by the audit committee on behalf of the board of directors on March 8, 2021.
(signed) Chris Clark

Chris Clark, Chief Financial Officer
(signed) Paul Geyer

Paul Geyer, Director